                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number  33-96830
                                                                        --------

                          NOTIFICATION OF LATE FILING

     (Check One):  [_] Form 10-K   [X] Form 11-K   [_] Form 20-F   [_] Form 10-Q
[_] Form N-SAR
     For Period Ended:  December 31, 1997
                      ----------------------------------------------------------
[_] Transition Report on Form 10-K        [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F        [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
     For the Transition Period Ended:___________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   The Money Store Inc.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------
Address of principal executive office (Street and number)   2840 Morris Avenue
                                                          ----------------------

City, state and zip code   Union, New Jersey 07083
                         -------------------------------------------------------

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         ( (a) The reasons described in reasonable detail in Part III of this
         (     form could not be eliminated without unreasonable effort or
         (     expense;
         (
         ( (b) The subject annual report, semi-annual report, transition
   [X]   (     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
         (     thereof will be filed on or before the 15th calendar day
         (     following the prescribed due date; or the subject quarterly
         (     report or transition report on Form 10-Q, or portion thereof
         (     will be filed on or before the fifth calendar day following the
         (     prescribed due date; and
         (
         ( (c) The accountant's statement or other exhibit required by Rule
         (     12-b25 (c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Money Store Profit Sharing Plan's ("the 1997 Plan") Form 11K for the year ended December 31, 1997 could not be filed timely, due to the following circumstance:

A change in plan administrators has occurred and as a result, additional time is needed to obtain, research and reconcile activity in the 1997 Plan to complete the annual filing. The business unit of the company previously responsible for administrating the 1997 Plan no longer exists, and therefore, none of the personnel responsible for the 1997 Plan were available to respond to and process our requests on a timely basis. We have attempted to contact those individuals responsible for administrating the 1997 Plan who currently work for other companies in order to obtain the necessary information. However, this process has been very difficult and time consuming due to the difficulty in locating such individuals and their inability to access files from their former employer regarding the 1997 Plan. Consequently, we respectfully request an extension of time to file The Money Store Profit Sharing Plan's Form 11K for the year ended December 31, 1997, pursuant to Rule 12b-25.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     James K. Ransom                                (916) 617-2600
--------------------------------------------------------------------------------
(Name)                                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [_] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             The Money Store Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   June 29, 1998         By  /s/ James K. Ransom
     ---------------------      ------------------------------------------------